United States securities and exchange commission logo





                             June 16, 2023

       Christopher Bruno
       Chief Executive Officer
       RSE Collection, LLC
       446 Broadway, 2nd Floor
       New York, NY 10013

                                                        Re: RSE Collection, LLC
                                                            Post Qualification
Amendment No. 29 to Form 1-A
                                                            Filed May 16, 2023
                                                            File No. 024-11584

       Dear Christopher Bruno:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2023 letter.

       Post Qualification Amendment No. 29 to Form 1-A filed May 16, 2023

       There is currently no active trading market..., page 12

   1. We note your revised disclosures in response to comments 1 and 2. Please augment your risk factor disclosures
to make it clear that secondary trading may occur outside the PPEX
                                                        ATS.
 Christopher Bruno
FirstName  LastNameChristopher Bruno
RSE Collection, LLC
Comapany
June       NameRSE Collection, LLC
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
Regulation of Exchanges, page 64

2. Please revise your disclosure in this section to explain how the platform facilitates secondary trading, and explain specifically what actions are included in such facilitation.
         Please clarify whether users may offer to buy and sell interests on the platform, or if this is done instead directly on PPEX. Please also clarify what it means that all trading activity
         is    directed by Investors in their sole discretion.
General

3. Please tell us how your YouTube and facebook videos comply with the conditions of Rule 255(b).
4. We note your response to comment 8 as well as the mark-up of proposed changes to your website. Please revise the description of secondary trading to name the person or entity that is responsible for each action you describe. For example, where you talk about matching and/or executing orders, please indicate precisely who takes these actions.
         Please also tell us who sets the market hours and who sets certain of the rules for trading, such as ASKs cannot be below 30% of an asset's last executed trade, or an investor may not simultaneously have open BIDs and ASKs.
       Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services